Synvista Therapeutics, Inc.
221 West Grand Avenue, Suite 200
Montvale, New Jersey 07645
(201) 934-5000

November 9, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax (202) 772-9217

Attention: Song P. Brandon, Esq.

RE:	Synvista Therapeutics, Inc.
Registration Statement on Form S-3 (Registration No. 333-145935)
Acceleration Request

Dear Ms. Brandon:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Synvista Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, November 13, 2007, at 10:00 a.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Evan M. Bienstock, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 348-3090.

Very truly yours, /s/ Noah Berkowitz Noah Berkowitz, M.D., Ph.D. President and Chief Executive Officer

cc:	Securities and Exchange Commission
Jeffrey P. Riedler
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Megan N. Gates, Esq.